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SEC Mail Processing Section
MAR 02 2016
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital - Estate Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7143 Mariner Blvd
(No. and Street)

Spring Hill (City) FL (State) 34609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Umber, President/CEO 813-230-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alan K. Geer, P.A. CPA's
(Name – *if individual, state last, first, middle name*)

7401 D. Temple Terrace Hwy (Address) Tampa (City) FL (State) 33637 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John C. Umber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital & Estate Management, Inc., as of February 24, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public



LISA A. MANNING
Notary Public - State of Florida
Commission # FF 197468
My Comm. Expires Feb 28, 2019
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (statement of Cash flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALAN K. GEER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

CAPITAL & ESTATE MANAGEMENT, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2015

CAPITAL & ESTATE MANAGEMENT, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

	Page Number
FACING PAGE TO FORM X-17A-5	2
AFFIRMATION OF STOCKHOLDER	3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Stockholder's Equity	7
Statement of Cash Flows	8
Notes to the Financial Statements	9 - 14
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	16
Supplemental Information Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934	17
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	18
EXEMPTION REPORT	19

Alan K. Geer, P.A.
Since 1984
AGK
Certified Public Accountants

7401 D Temple Terrace Hwy.
Tampa, Florida 33637
(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
alan@ageercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Capital & Estate Management, Inc.

We have audited the accompanying financial statements of Capital & Estate Management, Inc. (a Florida corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Capital & Estate Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital & Estate Management, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information required pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 on pages 16 and 17 has been subjected to audit procedures performed in conjunction with the audit of Capital & Estate Management, Inc.'s financial statements. The supplemental information is the responsibility of Capital & Estate Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Tampa, Florida

February 24, 2016

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 40,662
Accounts Receivable	5,919
Prepaid Expenses	873
TOTAL CURRENT ASSETS	47,454
FIXED ASSETS	
Furniture, Office Equipment and Computer Equipment	7,551
Leasehold Improvements	23,150
Signage	1,263
Accumulated Depreciation	(27,365)
TOTAL FIXED ASSETS	4,599
TOTAL ASSETS	$ 52,053

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 13,790
Credit Card Payable	547
Accrued Operating Expenses	316
TOTAL CURRENT LIABILITIES	14,653
STOCKHOLDER'S EQUITY	
Capital Stock	100
Paid in Capital	24,250
Retained Earnings	13,050
TOTAL STOCKHOLDER'S EQUITY	37,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 52,053

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF INCOME
For the year ended December 31, 2015

REVENUE	
12b-1 Fees	$ 127,673
Commission Income	62,167
TOTAL REVENUE	189,840
OPERATING EXPENSES	
Rent and Utilities	8,979
Telephone	1,022
Employee Leasing Costs	53,271
Commissions	15,840
Insurance Expense	350
Depreciation Expense	1,543
License and B/D Registration	7,798
TOTAL OPERATING EXPENSES	88,803
ADMINISTRATIVE EXPENSES	
Office, Postage and Printing Expenses	431
Accounting and Professional Fees	13,000
Other Administrative Expenses	2,206
TOTAL ADMINISTRATIVE EXPENSES	15,637
TOTAL EXPENSES	104,440
NET INCOME	$ 85,400

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2015

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares Issued and Outstanding	Amount			
Balances at December 31, 2014	100	$ 100	$ 24,250	$ 31,150	$ 55,500
Net Income		-	-	85,400	85,400
Stockholder Distributions		-	-	(103,500)	(103,500)
Balance at December 31, 2015	100	$ 100	$ 24,250	$ 13,050	$ 37,400

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 85,400
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,543
Decrease (Increase) in accounts receivable - net	3,824
Decrease (Increase) in prepaids and other assets	1,441
Increase (Decrease) in accounts payable	13,161
Increase (Decrease) in credit card payable	(55)
Increase (Decrease) in accrued expenses and other liabilities	(38)
NET CASH PROVIDED (USED) BY OPERATING EXPENSES	105,276
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale proceeds (acquisition of) property and equipment	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder distributions paid	(103,500)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(103,500)
NET INCREASE (DECREASE) IN CASH	1,776
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	38,886
CASH AND CASH EQUIVALENTS END OF YEAR	$ 40,662

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS

Capital & Estate Management, Inc. (the company) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") since August 2, 2011. The Company is a subscription/application-way introducing broker/dealer (B/D) that limits its business lines to a mutual fund (MF) retailer and a broker dealer selling variable life insurance and annuities (VA). The Company does not conduct business in foreign securities. It will not permit any of its associated persons to engage in Private Securities Transactions and Outside Business Activities. The Company conducts all securities transactions on an agency basis. The Company services retail clients with a net worth up to $15 million, with the average client having a total account value of $100,000-$500,000. The Company offers only cash accounts held at the distributor.

The Company does not receive customer funds and does not receive customer securities. The Company does not effect more than 10 principal trades per year. The Company does not require any clearing arrangements because it is a subscription/application-way B/D, which means that the Company only receives and promptly transmits checks made payable to the MF and VA distributor. The Company does not clear or settle any futures transactions or options transactions, so the Company is not required to be a member of the Options Clearing Corporation (OCC). The Company does not have an omnibus account. The Company claims an exemption from Rule 15c3-3 upon Section (k) (1) – Limited business (mutual funds and/or variable annuities only). Also, the Company claims an exclusion from membership in SIPC. Form SIPC-3 is completed annually at the beginning of each year certifying the Company's exclusion from membership.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to the authoritative guidance provided by the Financial .Accounting Standards Board (FASB) in its Accounting Standards Codification (ASC) 940, "Financial Services - Brokers and Dealers" and pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all funds in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The Company maintains cash balances in accounts at two financial institutions. One of these accounts is fully insured by the National Credit Union Administration (NCUA). The other account is a money market account which is not insured by the NCUA or any other governmental insurance program. At December 31, 2015, the amount of cash that was fully insured was $34,463 and the amount in the uninsured account was $6,199.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and include expenditures which substantially increase the useful lives of existing assets. Maintenance and repairs that do not extend useful lives are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets. Furniture, office equipment, and computer equipment are depreciated over useful lives of 5 years. Leasehold improvements are depreciated over useful lives limited by the term of the lease, including anticipated renewals. When property and fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciations are removed from the respective accounts and any profit or loss on disposition is credited or charged to earnings.

Fair Value of Financial Instruments

The Company measures fair value of financial instruments based on the framework set forth by FASB ASC 820, "Fair Value Measurements and Disclosures." That framework provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value. Following is a description of those three levels as defined in FASB ASC 820.

Level 1 inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs: Inputs (other than quoted prices included within level1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There have been no significant changes in the methodologies used for the year ended December 31, 2015.

The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The carrying value of accounts receivable approximates fair value because of the short term nature of those instruments.

The carrying value of prepaid expenses approximates fair value because of the short term nature of those instruments

.
The carrying values of accounts payable, credit card payable, and accrued operating expenses approximate fair value because of the short term nature of those instruments.

See Note 7, which sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2015.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- CONTINUED

Accounts Payable and Accrued Operating Expenses

The Company records or accrues expenses as incurred on the statement of income. Trade accounts payable are recorded as liabilities on the statement of financial condition under the caption "Accounts Payable," and consist of commissions payable. Other accounts payable are recorded as liabilities on the statement of financial condition under the caption "Accounts Payable," and consist of an email hosting and archiving bill and a corrected payroll bill. Accrued expenses are recorded as liabilities on the statement of financial condition under the caption "Accrued Operating Expenses," which is accordingly adjusted as the liabilities are subsequently paid. Accrued expenses consist of accrued utilities and telephone expenses. At December 31, 2015, the Company had accounts payable of $13,790 and accrued expenses of $316.

Revenue Recognition and Receivables

The Company recognizes revenue when earned, upon completion of the sale or service transaction. Thus, the Company records receivables for those earnings, which are accordingly adjusted when payments are received against those receivables.

The Company has selling agreements with mutual fund distributors and variable annuity distributors whereby commission is received from the sales of variable annuities and investment company shares, as well as continuing commissions from variable annuities and 12b-1 service fees from mutual funds for ongoing servicing of client accounts paid on a quarterly basis by the distributor.

The Company considers all such receivables to be collectible based on the types of investment distributors and the nature of the selling agreements it has with those distributors. Therefore, the Company does not record an allowance for doubtful accounts. At December 31, 2015, the Company had no receivables from the distributors aged over 30 days.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, including assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used. During the year ended December 31, 2015, the most significant estimates were depreciation expense and operating expense accruals.

Compensated Absences

The sole employee, John Charles Umber, who is also the 100% shareholder of the company, receives a fixed salary through a payroll leasing company. There is no provision for vacations, sick days, or personal days off; therefore, the Company has no provision for the accrual of compensated absences

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES–CONTINUED

Income Taxes

The Company is organized as a corporation in the State of Florida and has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on his shares and he includes the Company's net operating income or loss on his individual tax return. Accordingly, the financial statements do not include a provision or liability for income taxes.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities. Generally, the Company's tax returns remain open for federal income tax examination for three years from the date of filing.

Risk Associated with Concentrations

Customer Base

For the year ended December 31, 2015, the Company had no significant risk associated with concentrations of its customer base. No individual client accounted for 10% or more of the Company's revenues.

Distributors

The Company has selling agreements with three distributors. One distributor accounted for approximately 87.52% of the company's revenue, and another accounted for approximately 12.40%.

The Company does not consider these concentrations to be a significant risk, since alternate distributors are readily available in the market.

NOTE 3 – ACCOUNTS RECEIVABLE

At December 31, 2015, Accounts Receivable consisted of the following:

Ongoing compensation receivable from Lincoln Financial	$ 5,819
TN Privilege Tax credit in account at TN – refund in process	100
Accounts Receivable	$ 5,919

NOTE 4 FIXED ASSETS

At December 31, 2015, Fixed Assets consisted of the following:

Furniture, Office equipment and Computer Equipment	$ 7,551
Leasehold Improvements and Signage	24,413
Total Fixed Assets	31,964
Less: accumulated depreciation	(27,365)
Fixed Assets, net	$ 4,599

NOTE 5 – CURRENT LIABILITIES

On December 31, 2015, current liabilities consisted of accrued general operating expenses as follows

Accounts Payable	$ 13,790
Credit Card Payable	547
Accrued Operating Expenses	316
Total Current Liabiities	$ 14,653

NOTE 6 - LONG TERM DEBT

The Company has no long term debt instruments.

NOTE 7- FAIR VALUE MEASUREMENTS

As described in Note 2, the Company measures fair value of financial instruments based on the framework set forth by FASB ASC 820 which provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value.

The following tables set forth by level, within the fair value hierarchy, the Company's financial assets and liabilities at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Financial Assets				
Cash and Cash Equivalents	$ 40,662	$ -	$ -	$ 40,662
Accounts Receivable	-	5,919	-	5,919
Prepaid Expenses	-	873	-	873
Total financial asset fair valuation	$ 40,662	$ 6,792	$ -	$ 47,454
Financial Liabilities				
Accounts Payable	$ -	$ 13,790	$ -	$ 13,790
Credit Card Payable	-	547	-	547
Accrued Operating Expenses	-	316	-	316
Total financial liabilities fair values	$ -	$ 14,653	$ -	$ 14,653

NOTE 8- LEASE COMMITMENTS

On March 8, 2010, the Company entered into a 5-year lease with Anisha Investments for its current business premises. The lease payment is $707 per month for the term of the lease, which expired March 8, 2015. The rent expense for the year ended December 31, 2015, which is included in the accompanying income statement under the caption "Rent and Utilities," was $8,482.

Annual future rent payments are not required under the current oral lease agreement, which continues the prior written lease on an ongoing basis.

NOTE 9 - COMPENSATION

Payroll and benefits are provided through a third party employee leasing company which pays a wage to John C. Umber, the sole stockholder and only employee.

Sylvia J. Worthem is a registered general securities principal. She also became the Company's CFO and FINOP (Financial Operations Principal) in August 2012. She prepares and reviews the Company's financial records, assumes responsibility for the FOCUS filings, and provides guidance for and oversight of company activity. Her compensation is commissions based. She receives 100% commission on revenues that she generates for the Company.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a B/D's aggregate indebtedness, as defined, shall not exceed eight times net capital for a broker/dealer in business for less than one year and fifteen times net capital for a B/D in business for more than a year, subject to a minimum net capital requirement. The minimum net capital for the Company is $5,000; however, net income cannot be distributed to its stockholder unless the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year. During the audit period, the company made distributions to its stockholder in the amount of $103,500, which was compliant with the distribution requirement.

At December 31, 2015, the Company had net capital of $31,766, which was $26,766 in excess of its required net capital of $5,000. The net capital was adequate for each period during the fiscal year.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 46.13%.

NOTE 11 - EXEMPTION OF SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, upon Section (k)(1) – Limited business (mutual funds and/or variable annuities only).

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved in litigation, disputes and/or claims arising in the ordinary course of business. These matters arise from a wide variety of sources, including the day to day operations of the business, governmental compliance, and contracts/agreements related to its customers and vendors. At December 31, 2015, there were no matters outstanding or unrecorded contingent liabilities known to management that would have a material effect on the Company's results of operations.

NOTE13 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 24, 2016, (the issue date of the Company's financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

CAPITAL & ESTATE MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

REQUIRED BY THE

SECURITIES EXCHANGE ACT OF 1934

CAPITAL & ESTATE MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2015

NET CAPITAL COMPUTATION

Total Stockholder's Equity as of December 31, 2015	$ 37,400
Less: Non-allowable Assets	(5,572)
Haircuts	(62)
Net Capital	$ 31,766
Net Capital Required	5,000
Excess Net Capital as of December 31, 2015	$ 26,766

AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as included in Statement of Financial Condition

Accounts Payable	$ 13,790
Credit Card Payable	547
Accrued Operating Expenses	316
Total Aggregate Indebtedness	$ 14,653
Ratio of Aggregate Indebtedness to Net Capital	46.13%

Reconciliation with Capital and Estate Management, Inc. computation
(included in Part IIA of Form X-17A-5 as of December 31, 2015)

Net Capital, per December 31, 2015 unaudited FOCUS Report as filed	$ 31,766
Net Adjustments	-
Net Capital, per December 31, 2015 Financial Statements	$ 31,766

CAPITAL & ESTATE MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 15c3-3
OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2015

Capital & Estate Management, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of the rule, which exempts a broker or dealer whose business is limited to acting as an agent or dealer for shares of registered investment companies or variable annuities. In addition to distributing only a limited number of products, a broker-dealer relying on the paragraph (k)(1) exemption must promptly transmit all funds and deliver all securities and is prohibited from otherwise holding funds or securities for, or owing money or securities to, its customers.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

Alan K. Geer, P.A.
Since 1984
AGK
Certified Public Accountants
7401 D Temple Terrace Hwy.
Tampa, Florida 33637
(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
alan@ageercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Capital & Estate Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital & Estate Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital & Estate Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(1) (the "exemption provisions") and (2) Capital & Estate Management, Inc. stated that Capital & Estate Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital & Estate Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital & Estate Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Tampa, Florida

February 24, 2016



CAPITAL & ESTATE MANAGEMENT INC.

"Direction for your financial planning"

Sylvia Worthem, PhD
CFO and FINOP

EXEMPTION REPORT

Capital & Estate Management, Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Capital & Estate Management, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions of paragraph (k)(1) throughout the calendar year January 1, 2015 to December 31, 2015.

2. Capital & Estate Management, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2015 to December 31, 2015.

7143 Mariner Blvd., Spring Hill, FL 34609 Phone (352) 650-8612 Fax (352) 592-5458 Member FINRA